UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 20, 2026

James R. Gruber
Chief Financial Officer
Eton Pharmaceuticals, Inc.
21925 W. Field Parkway, Suite 235
Deer Park , Illinois 60010-7278

Re: Eton Pharmaceuticals, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2024 filed March 18, 2025
Form 8-K filed November 6, 2025
File No. 001-38738

Dear James R. Gruber:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences